Exhibit 99.2

Results for the Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012

Consolidated Results

Total Revenues. Our consolidated total revenues grew 0.7% to Ps. 70,852 million in the first six months of 2013, as compared to the same period of 2012. High single-digit revenue growth in our Mexico & Central America division, in part resulting from the integration of Grupo Fomento Queretano and Grupo Yoli into our Mexican operations, compensated for a negative translation effect in our South America division resulting from the devaluation of the Venezuelan bolivar, the Argentine peso, the Brazilian real and the Colombian peso. On a currency neutral basis and excluding the non-comparable effects of the integration of Grupo Fomento Queretano and Grupo Yoli, total revenues grew 13.3% in the first half of 2013.

Total sales volume increased 3.7% to 1,527.3 million unit cases in the first six months of 2013, as compared to the same period in 2012. Excluding the non-comparable effects of the integration of Grupo Fomento Queretano and Grupo Yoli in Mexico, volumes grew 0.8% to 1,484.6 million unit cases. On the same basis, the still beverage category grew 7.5%, mainly driven by the performance of the Jugos del Valle line of business in Mexico, Venezuela and Colombia and the continued growth of Powerade and FUZE Tea. In addition, our bottled water category grew 5.5% and our sparkling beverage category remained flat. These increases compensated for a 2.4% decline in our bulk water business.

Consolidated average price per unit case decreased 2.4%, reaching Ps. 45.04 in the first half of 2013, as compared to Ps. 46.15 in the same period of 2012. In local currency, average price per unit case increased in most of our territories mainly driven by price increases implemented during the past several months.

Gross Profit. Our gross profit increased 3.4% to Ps. 33,250 million in the first six months of 2013, as compared to the same period of 2012. Lower sugar prices in most of our territories, in combination with the appreciation of the average exchange rate of the Mexican peso, compensated for the depreciation of the average exchange rate of the Venezuelan bolivar, the Argentine peso, the Brazilian real and the Colombian peso as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.9%, an expansion of 120 basis points as compared to the first six months of 2012.

The components of cost of goods sold include raw materials (principally soft drink concentrate and sweeteners), packaging materials, depreciation costs attributable to our production facilities, wages and other employment costs associated with the labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency, net of applicable taxes. Packaging materials, mainly polyethylene terephthalate (“PET”) and aluminum, and High Fructose Corn Syrup (HFCS), used as a sweetener in some countries, are denominated in U.S. dollars.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues increased 90 basis points to 33.7% in the first six months of 2013 as compared to the same period of 2012. Administrative and selling expenses in absolute terms increased 3.4%, mainly as a result of the integration of Grupo Fomento Queretano and Grupo Yoli in Mexico. In addition, administrative and selling expenses grew as a consequence of higher labor and freight costs in our South America division and continued marketing investments to support our marketplace execution and bolster our returnable packaging base.

Additionally, during the first half of 2013, we had Ps. 602 million in other expenses, mainly due to (i) the effect of the devaluation of the Venezuelan bolivar on our U.S. dollar-denominated accounts payable related to that operation, (ii) certain restructuring expenses across our operations, including those registered in the recently merged franchises, which results are now fully comparable, and (iii) other non-operating expenses.

The share of the profits of associates and joint ventures line item recorded a gain of Ps. 212 million, mainly due to equity method gains from our participation in Coca-Cola Bottlers Philippines, Inc., Jugos del Valle in México and Leão Alimentos in Brazil.

Comprehensive Financing Result. The term “comprehensive financing result” refers to the combined financial effects of net interest expense, net financial foreign exchange gains or losses, and net gains or losses on monetary position from the hyperinflationary countries in which we operate. Net financial foreign exchange gains or losses represent the impact of changes in foreign-exchange rates on financial assets or liabilities denominated in currencies other than local currencies and gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever comes first, and the date it is repaid or the end of the period, whichever comes first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Comprehensive financing results in the first six months of 2013 recorded an expense of Ps. 1,348 million, as compared to an expense of Ps. 616 million in the same period of 2012, mainly due to higher interest expenses, net as a consequence of a higher debt position and a foreign exchange loss originated by the depreciation of the Mexican Peso on our U.S. dollar-denominated net debt position.

Income Taxes. Income taxes increased to Ps. 2,438 million in the first six months of 2013, from Ps. 2,332 million in the same period of 2012. During the first half of 2013, taxes as a percentage of income before taxes and share of the profit of associates and joint ventures accounted for using the equity method were 32.0%, as compared to 29.3% in the same period of last year. The lower effective tax rate registered during the first half of 2012 resulted from a tax shield related to interests on capital, included in a dividend declared by our Brazilian subsidiary. In Brazil, interest on capital is tax deductible and, as such, results in a reduction of the taxable base.

Equity Holders of the Parent. Our reported net income attributable to equity holders of the Parent reached Ps. 5,280 million in the first six months of 2013, as compared to the same period in 2012. Earnings per share (EPS) in the first six months of 2013 were Ps. 2.59 (Ps. 25.89 per ADS) computed on the basis of 2,039.4 million shares outstanding (each ADS represents 10 Series L shares).

Liquidity and Capital Resources. As of June 30, 2013, we had a cash balance of Ps. 19,929 million, including U.S.$68 million denominated in U.S. dollars, a decrease of Ps. 3,293 million compared to December 31, 2012. In May 2013, we issued Ps. 7,500 million Certificados Bursátiles with a 10-year maturity at a fixed rate in Mexican pesos of 5.46%. As of May 2013, we paid the first installment of the 2012 dividend to our shareholders in the amount of Ps. 2,944.3 million.

Consolidated Results by Reporting Segment

Mexico & Central America

Total Revenues. Reported total revenues from our Mexico & Central America division increased 7.3% to Ps. 34,415 million in the first half of 2013, as compared to the same period in 2012, in part resulting from the integration of Grupo Fomento Queretano and Grupo Yoli into our Mexican operations. Excluding the non-comparable effect of Grupo Fomento Queretano and Grupo Yoli in Mexico, total revenues increased 2.9%. On a currency neutral basis and excluding the recently merged franchises in Mexico, total revenues increased 3.7%.

Reported total sales volume increased 4.7% to 959.6 million unit cases in the first half of 2013, as compared to the first six months of 2012. Excluding the non-comparable effect of Grupo Fomento Queretano and Grupo Yoli in Mexico, volumes remained flat as compared with the first half of 2012. On the same basis, still beverages grew 5.5% mainly driven by the Jugos del Valle line of products in Mexico and the performance of Powerade and FUZE Tea in the division. Our bottled water portfolio grew 5.5%, while our sparkling beverage category remained flat, supported by a 1.0% growth of the Coca-Cola brand. These increases compensated for a 3.3% decline in our bulk water business.

Total sales volume in Mexico increased 4.8% to 882.5 million unit cases in the first six months of 2013, as compared to 842.1 million unit cases in the same period in 2012. Excluding the non-comparable effect of Grupo Fomento Queretano and Grupo Yoli, volumes remained flat. On the same basis, sales volume in the still beverage category increased 4.3%, due to the performance of Valle Frut and Powerade. Our bottled water portfolio grew 3.9%, while our sparkling beverage category remained flat. These increases compensated for a 3.8% decline in the bulk water business.

Total sales volume in Central America increased 3.2% to 77.1 million unit cases in the first six months of 2013, as compared to 74.7 million unit cases in the first half of 2012. The sales volume in the sparkling beverage category grew 1.6%, mainly driven by the strong performance of the Coca-Cola brand in Panama, which grew 7.0%. Sales volume in the still beverage category increased 13.0%, due to the performance of del Valle Fresh, FUZE Tea, the del Prado brands. The bottled water business, including bulk water, grew 9.0% mainly driven by the performance of the Alpina and Dasani brands.

Gross Profit. Our reported gross profit increased 11.9% to Ps. 16,962 million in the first six months of 2013, as compared to the same period in 2012. Reported cost of goods sold increased 3.1%. Reported gross margin reached 49.3% in the first half of 2013, an expansion of 210 basis points as compared with the same period of the previous year, as a result of lower sugar prices in the division in combination with the average appreciation of the Mexican peso as applied to our U.S. dollar-denominated raw material costs.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues increased 10 basis points to 33.1% in the first six months of 2013, as compared with the same period in 2012. Administrative and selling expenses increased as a result of continued investment in marketing across our territories in Mexico and Central America. Administrative and selling expenses in absolute terms increased 7.8% as compared to the first half of 2012.

South America (excluding Venezuela)

Total Revenues. Total revenues were Ps. 24,543 million in the first half of 2013, a decrease of 7.9% as compared to the same period of 2012, as a result of the negative translation effect resulting from the devaluation of the Argentine peso, the Brazilian real and the Colombian Peso. Excluding beer, which accounted for Ps. 1,665 million during the first six months of 2013, revenues decreased 7.4% to Ps. 22,878 million. Excluding beer, higher average prices per unit case across our operations accounted for the majority of incremental revenues. On a currency neutral basis, total revenues increased approximately 5.8%.

Total sales volume in our South America division, excluding Venezuela, increased 0.3% to 459.7 million unit cases in the first six months of 2013 as compared to the same period of last year, as a result of growth in Colombia and Argentina, which compensated for a volume decline in Brazil. Our bottled water portfolio, including bulk water, increased 5.8% mainly driven by the Bonaqua brand in Argentina and the Brisa brand in Colombia. The still beverage category grew 8.3%, mainly driven by the Jugos del Valle line of business in Colombia and Brazil and the performance of FUZE Tea in the division. These increases compensated for a 0.8% decline in the sparkling beverage portfolio.

Total sales volume in Colombia increased 7.8% to 130.4 million unit cases in the first half of 2013, as compared to 121.0 million unit cases in the first six months of 2012. The sales volume in the sparkling beverage category grew 6.3%, driven by the performance of Coca-Cola, Fanta and Quatro. Sales volume in the still beverage category increased 19.9%, mainly driven by del Valle Fresh and FUZE Tea. The bottled water business, including bulk water, grew 11.9% mainly driven by the Brisa brand.

Total sales volume in Argentina increased 0.6% to 106.7 million unit cases in the first six months of 2013, as compared to 106.1 million unit cases in the same period of last year. The bottled water business, including bulk water, grew 13.9%, driven by the Bonaqua brand. Sales volume in the still beverage category remained flat, while volume in the sparkling beverage category declined 0.5%, despite a 2.0% growth of the Coca-Cola brand.

Total sales volume in Brazil decreased 3.7% to 222.6 million unit cases in the first six months of 2013, as compared to 231.1 million unit cases in the same period of 2012. Sales volume in the still beverage category increased 2.5%, due to the performance of the Jugos del Valle line of business. The sales volume in the sparkling beverage category decreased 3.7% and the bottled water business, including bulk water, decreased 7.1%.

Gross Profit. Gross profit reached Ps. 10,422 million, a decrease of 8.5% in the first half of 2013, as compared to the first six months of 2012, as a result of the negative translation effect of the devaluation of this division’s currencies. Cost of goods sold decreased 7.4%. In local currency, the lower cost of sweeteners across the division and the lower cost of PET in Brazil were offset by the depreciation of the average exchange rate of the Argentine peso, the Brazilian real and the Colombian peso as applied to our U.S. dollar-denominated raw material costs. Our reported gross margin reached 42.5% in the first half of 2013.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues increased 160 basis points to 31.9% in the first six months of 2013, as compared with the same period of 2012, mainly as a result of higher labor costs in Brazil and higher labor and freight costs in Argentina, in combination with increased marketing investments to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability across the division, excluding Venezuela. Administrative and selling expenses in absolute terms decreased 2.9% as compared to the first half of 2012.

Venezuela

Total Revenues. Total revenues in Venezuela reached Ps. 11,894 million in the first six months of 2013, an increase of 2.3% as compared to the same period of 2012. Average price per unit case was Ps. 109.96 in the first half of 2013, a decrease of 7.1% as compared to the first half of 2012, mainly due to the devaluation of the Venezuelan bolivar. On a currency neutral basis, our revenues in Venezuela increased by 57.2%.

Total sales volume increased 10.0% to 108.0 million unit cases in the first half of 2013, as compared to 98.1 million unit cases in the same period of last year. The sales volume in the sparkling beverage category grew 8.3%, driven by the strong performance of the Coca-Cola brand, which grew 21.0%. The bottled water business, including bulk water, grew 30.8% mainly driven by the Nevada brand. The still beverage category increased 19.3%, due to the performance of the del Valle Fresh orangeade and FUZE Tea.

Gross Profit. Gross profit was Ps. 5,866 million in the first six months of 2013, an increase of 4.4% as compared to the same period of the previous year. Cost of goods sold increased 0.4%. Lower sweetener and PET prices resulted in a gross margin expansion of 100 basis points, to 49.3% in the first half of 2013, as compared to 48.3% in the first six months of 2012.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues increased 90 basis points to 39.0% in the first half of 2013, as compared with the same period of last year, mainly as a result of higher labor costs, in combination with continued marketing investments to reinforce our execution in the marketplace and widen our cooler coverage across the country. Administrative and selling expenses in absolute terms increased 4.5% as compared to the first half of 2012.